Exhibit (e)(Q)

November 6, 2022

Dr. Jeffrey A. Nau

c/o last address on file with the Company

Re:	Retention Agreement

Dear Jeff:

As you know, Oyster Point Pharma, Inc., a Delaware corporation (the “Company”), Viatris Inc., a Delaware corporation (“Parent”), and Iris Purchaser Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that will (subject to the satisfaction of the terms and conditions of the Merger Agreement) result in Parent acquiring the Company. As a condition to the willingness of Parent to enter into the Merger Agreement, Parent has requested that you enter into this letter agreement setting forth certain modifications to your rights and obligations under your Change in Control and Severance Agreement with the Company (the “Severance Agreement”), the Company’s Severance Pay Plan (the “Severance Plan”) and any other agreement between you and the Company that provides for severance, separation or retention payments or benefits. Capitalized terms used but not otherwise defined herein shall have the meanings assigned thereto under the Merger Agreement, Severance Agreement or Severance Plan, unless otherwise expressly noted.

In consideration of Parent’s willingness to enter into the Merger Agreement, as a result of which you may be receiving consideration as a shareholder of the Company or as an employee holding Company Stock Awards and the opportunity to earn the Retention Bonus set forth herein, and Parent’s willingness to offer you continued employment with the Company following the consummation of the Merger, and for other good and valuable consideration, which is hereby acknowledged and agreed, each of the Company and you (each, a “party”) agrees as follows:

1.     Effectiveness. This letter agreement shall become effective upon effectiveness of the Merger Agreement; provided, however, that this letter agreement is expressly contingent upon the Closing and that in the event the Closing is not completed for any reason, this letter agreement becomes null and void ab initio.

2.	Definition of “Good Reason”. You agree that the definition of “Good Reason” set forth in the Severance Agreement and the Severance Plan shall be amended by deleting clause (i) of that definition and replacing it with the following language:

“(i) following the Closing, a diminution in your title from that of Division President, a change in your reporting relationship such that you report to a position other than President of Parent (or any successor executive to the duties of such position) or a material diminution in your duties, responsibilities or authorities from those customarily associated with a Division President;”

In addition, clause (ii) of the definition of Good Reason shall be amended by deleting clause (ii) of that definition and replacing it with the following language:

“(ii) a reduction by a Company Group member in the Executive’s rate of annual base salary or annual target short-term incentive opportunity, in each case as increased by Parent subsequent to the Closing to reflect the Executive’s new role with Parent, by more than 10%; provided, however, that a reduction of annual base salary or annual target short-term incentive opportunity that also applies to substantially all other similarly situated employees of the Company Group members will not constitute “Good Reason”;

3.

Definition of “Change in Control Period”. You agree that the definition of “Change in Control Period” set forth in the Severance Agreement and the Severance Plan shall be amended to extend the time period following a Change in Control during which you are entitled to severance protection under the Severance Agreement and the Severance Plan from 12 months to 24 months.

4.

Severance Amount. You agree that the amount you are eligible to receive under Section 3(b)(i) and Section 3(b)(ii) of the Severance Agreement shall be an aggregate amount equal to $2,024,321, less applicable deductions and withholdings. You also agree that you are not eligible for additional cash severance under the Severance Plan or any other severance plan, program or agreement.

5.

Retention Bonus. If you remain an active full-time employee of the Company, Parent or any of their respective affiliates through the second anniversary of the Closing (the “Vesting Date”), you will receive a cash payment equal to $2,024,321, less applicable deductions and withholdings (the “Retention Bonus”). The Retention Bonus will be paid to you in a lump sum on or about the first payroll date following the Vesting Date; provided, however, that in the event you become entitled to any payments or benefits under the Severance Agreement, the Severance Plan or any other severance plan, program or agreement on or prior to the Vesting Date, you will not be entitled to receive the Retention Bonus. For the avoidance of doubt, in the event of your Qualifying Termination on or prior to the Vesting Date, you will remain eligible to receive payments and benefits under the Severance Agreement or the Severance Plan as reflected above (but will not be eligible for the Retention Bonus). The Retention Bonus will not be taken into consideration for any purpose under any benefit, compensation or severance plan or program maintained by the Company, Parent or any of their respective affiliates, including the Severance Agreement and the Severance Plan.

6.

Treatment of Equity-based Awards. You acknowledge and agree that your Company Stock Awards will be treated as set forth in Section 3.8 of the Merger Agreement and Section 3(b)(v) of the Severance Agreement. You agree that any stock option, restricted stock unit, restricted stock award or other equity-based or equity-related award granted to you on or after the Closing shall be subject to the provisions in the applicable equity plan of Parent and the applicable award agreement entered into between you and Parent and shall not be subject to Section 3(b)(v) of the Severance Agreement or Section 3.2(vi) of the Severance Plan. Notwithstanding the foregoing, with respect to the Substitute RSU Award (as defined in the Company Disclosure Letter to the Merger Agreement), in the event you are an active full-time employee of the Company, Parent or any of their respective affiliates on the Vesting Date and are subsequently terminated without Cause (as defined in the Severance Agreement) prior to the final vesting date of the Substitute RSU Award, the remaining unvested portion of the Substitute RSU Award will vest and such award will be settled as soon as practicable following your termination of employment, subject to your execution of, and the effectiveness of, a release of claims in a form acceptable to Parent. In addition, with respect to the Special Retention Equity Award (as defined in the Company Disclosure Letter to the Merger Agreement), in the event you are an active full-time employee of the Company, Parent or any of their respective affiliates on the Vesting Date and are subsequently terminated without Cause (as defined in the Severance Agreement) prior to the vesting date of the Special Retention Equity Award, you will vest in a pro rata portion of the Special Retention Equity Award determined by multiplying the number of shares of Parent common stock underlying such award by a fraction, the numerator of which is the number of completed months of service following the Closing and the denominator of which is 36, with such portion settled as soon as practicable following your termination of employment, subject to your execution of, and the effectiveness of, a release of claims in a form acceptable to Parent.

7.	Restrictions Prior to Closing.

(a)     You agree that during the period following the signing of this letter agreement and prior to the Closing, you will not terminate your employment for “Good Reason” or provide notice regarding a condition allegedly constituting Good Reason.

(b)     You and the Company also agree that, prior to the Closing, neither the Severance Agreement, Severance Plan nor this letter agreement shall be amended, modified, replaced or terminated without Parent’s prior written consent and that Parent shall be a third-party beneficiary of this Section 7(b). For purposes of Section 5 of the Severance Agreement and any release required hereunder, the release shall be in Parent’s standard form applicable to similarly situated executives at the time of any termination of employment, shall not contain any more onerous or burdensome terms compared to those applicable to such other similarly situated executives and shall not require you to release any rights to indemnification or under applicable director and officer insurance policies, rights under the Merger Agreement, vested rights under any Parent or Company benefit plan or program, rights to termination benefits or any rights that may not be released under applicable law.

8.     Restrictive Covenants. You also agree that the non-solicitation and non-competition periods in your At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the Company shall be extended such that the non-solicitation period will expire on the later of the Vesting Date or the eighteen (18) month anniversary of your termination of employment and the non-competition period will expire on the later of the Vesting Date or the twelve (12) month anniversary of your termination of employment. You agree that the restrictions in this Section 8 are reasonable and appropriate and that Parent shall be entitled to enforce such provision (including by seeking injunctive relief, terminating severance payments or other damages) in any court of competent jurisdiction.

9.     Taxes. You are solely liable for all taxes, including federal, state, local or foreign income, employment and social security taxes, and tax penalties that may arise in connection with this letter agreement (including any taxes arising under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)), and none of Parent, the Company, Purchaser or any of their respective affiliates shall have any obligation to indemnify or otherwise hold you harmless from any or all such taxes.

10.     Not an Employment Agreement. Following the Closing, the terms of this letter agreement neither bind you to continued employment with the Company or any of its subsidiaries or affiliates nor confer any rights upon you with respect to the continuation of employment by the Company or any of its subsidiaries or affiliates. Except as expressly stated herein, no provision of this letter agreement shall be construed as prohibiting or limiting the ability of the Company or Parent to amend, modify or terminate any plans, programs, policies, agreements, arrangements or understandings, and nothing herein shall be construed as an amendment to any such plan, program, policy, agreement, arrangement or understanding.

11.     Governing Law. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Pennsylvania, without regard to its principles of conflicts of laws.

12.     Severability. If any term, provision, covenant or condition of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the minimum extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this letter agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

13.     Entire Agreement; Amendments. This letter agreement, the Severance Agreement, the Severance Plan and the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement contain the entire agreement among you and the Company concerning the subject matter hereof and supersede all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, among you, Parent and the Company with respect hereto. You acknowledge and agree that this letter agreement constitutes a modification of your rights under the Severance Agreement, Severance Plan, the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement and any other agreement between you and the Company providing for severance, separation or retention payments or benefits or any other plan, program, policy or arrangement providing for such benefits. Notwithstanding the foregoing, all other terms of the Severance Agreement, Severance Plan, the At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement and any such other agreement that have not been modified by this letter agreement shall remain in full force and effect. This letter agreement may not be modified or amended except with the written consent of Parent and by a writing signed by each of the parties hereto.

14.     Successors and Assigns. This letter agreement shall be binding on (a) you and your estate and legal representatives and (b) the Company and its successors and assigns.

15.     Counterparts; Interpretation. This letter agreement may be executed in two or more counterparts (including electronically), each of which shall be deemed an original but all of which together shall be considered one and the same agreement. For purposes of this letter agreement, the term “including” shall mean “including, without limitation.”

Very truly yours,

Oyster Point Pharma, Inc.

By:	/s/ Daniel Lochner
Name:	Daniel Lochner
Title:	Chief Financial Officer, Chief Business Officer

Agreed and Accepted:

/s/ Jeffrey A. Nau
Dr. Jeffrey A. Nau

[Signature Page to Retention Agreement]